July 22, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549-7010

Attention:  Mr. Rufus Decker, Accounting Branch Chief

RE:           Form 10-K for the fiscal year ended June 28, 2008
Form 10-Q for the period ended December 27, 2008
Definitive Proxy Statement filed September 17, 2008
File No. 1-367

Dear Mr. Decker:

We have reviewed your comment letter dated July 8, 2009 and have provided a detailed response to your letter.  We will address staff comments in future filings where applicable:

DEFINITIVE PROXY STATEMENT FILED SEPTEMBER 17, 2008

1.	Comment:
Compensation Discussion and Analysis, page 5

Cash Incentive Compensation, page 7

Your response to comment 2 in our letter dated June 8, 2009 does not explain why disclosure of the sales target for a previously completed fiscal year would cause competitive harm; i.e., how disclosing this sales target would be used by competitors in discussions with third party customers and could be detrimental in your ability to retain and recruit key employees.  Furthermore, it is unclear why this information would affect you differently than other companies who disclose sales performance targets.  In your letter dated May 8, 2009, you stated that knowledge of the sales target could enable a competitor to unfairly engage in pricing and negotiations tactics that are detrimental to the Company’s business.  As previously requested, please explain to us how competitors would be able to obtain pricing information from the sales target and describe in greater detail how you calculate this target.

Response:
The Company operates in a very competitive environment domestically due to a relatively large number of competitors in what is likely a shrinking overall market due to the relocation of many U.S. manufacturing plants to lower cost overseas locations.  In this regard, our competitors will use whatever intelligence is available to determine and deliver competitive pricing proposals to third party customers or in direct price negotiations with the Company.  If our competitors know our sales targets, they have the ability to estimate our market share and compare it to their estimated market share.

This information will tell the competitor how much price leverage it has and whether it has to give additional concessions on pricing to obtain the orders from the third party customers. This will put additional pressure on profit margins to the detriment of the Company’s business and its shareholders. The Company is aware of a number of competitors who routinely hire third party consultants to obtain such market share information and an estimate of the overall market through various means and sources.  Faced with this intense competition and a shrinking market, the Company believes that it is in the best interests of the Company and its shareholders not to publicly disclose the sales target.  Further, the Company believes that it can adequately provide its shareholders with all material aspects of Mr. Aspin’s compensation without disclosing the actual sales target.

Regarding the retention and recruitment of key employees, the Company believes that the disclosure year-to-year of actual sales targets and whether they were achieved can have a positive or detrimental impact on key employees’ motivation and attitudes.  The Company believes that the most qualified employees are key to its business success.  The Company believes that a competitor would be able to use the non-achievement of a sales target or an unfavorable trend in these targets as evidence that the Company is not the optimal place to achieve a long and satisfying career.

Regarding the calculation of the target, the Company considers the historical trend, the current state of the market and a certain amount of “stretch” to ensure that the executive is properly motivated to succeed.  The sales target represents that portion of the North America sales for which Mr. Aspin is responsible.  Although the Company discloses total North America sales, this portion of those sales is not publicly disclosed and represents selected product groupings.  Disclosure of such information would be detrimental to the Company as described above.

Finally, the Company is not in a position to evaluate how other companies might be impacted by disclosure of sales target information since a number of factors would have to be considered.  Much of this information is neither public nor readily available.

As stated in the Company’s previous responses, the Company will add additional disclosure responsive to your comments in its Fiscal 2009 Proxy Statement.

In addition, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to a filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Randall J. Hylek

The L. S. Starrett Company
By:  Randall J. Hylek
Treasurer and CFO

cc:           Kim O’Connor, Grant Thornton LLP
Steve Wilcox, Ropes & Gray LLP
Arthur Price, Ropes & Gray LLP